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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

                          ----------------------------

    In the Matter of:

    CENTERPOINT ENERGY, INC.       CERTIFICATE OF
    1111 Louisiana                  NOTIFICATION
    Houston, Texas  77002

    (70-10128)


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                          ----------------------------

    THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27692 (June 30, 2003)) (the "Order"), CenterPoint Energy, Inc. (the "Company" or "CenterPoint") is reporting the following information for itself and its subsidiaries for the quarterly period ended March 31, 2004. Unless defined herein, capitalized terms have the meaning given them in the Application.

    1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

        None.
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    2.  The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

        228,255 shares were issued under the Investor's Choice Plan.

        2,020,500 stock options were granted to Company employees at a strike price of $10.92 under the Company's Long Term Incentive Plan. None of the options granted is currently exercisable.

        338,589 shares of common stock which previously had been granted to participants under the Company's Long Term Incentive Plan as time-based restricted shares vested during the quarter, and an additional 228,800 shares of time based restricted stock were granted under that plan, to vest in March 2007 based on performance achieved during the 2004-2006 performance cycle. The issue price for the time based restricted shares granted in 2004 was $10.92. An additional 4,800 shares were issued under that plan, to vest in three equal installments on a three-year schedule. Stock prices when those additional shares were issued were $9.705 and $10.38.

        811 shares of common stock which previously had been granted to participants under the Company's Common Stock Participation Plan as time-based restricted shares vested during the quarter.

        468 shares were issued in exchange for convertible NorAm 6-1/4% Subordinated Debentures tendered during the quarter.

    3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

        None.

    4. If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

        See Exhibit A.

                                       2
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    5.  The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

        In February 2004, $56 million aggregate principal amount of collateralized 5.6% pollution control bonds due 2027 and $44 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017 were issued on behalf of CenterPoint Energy Houston Electric, LLC (the "T&D Utility"). The pollution control bonds are collateralized by general mortgage bonds of T&D Utility with principal amounts, interest rates and maturities that match the pollution control bonds. The proceeds were used to extinguish two series of 6.7% collateralized pollution control bonds with an aggregate principal amount of $100 million issued on behalf of the Company. The T&D Utility's 6.7% first mortgage bonds which collateralized the Company's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. The T&D Utility's 6.7% notes payable to the Company were also cancelled upon the extinguishment of the refunded pollution control bonds.

        In March 2004, $45 million aggregate principal amount of 3.625% collateralized insurance-backed pollution control bonds due 2012 and $84 million aggregate principal amount of 4.25% collateralized insurance-backed pollution control bonds due 2017 were issued on behalf of the T&D Utility. The pollution control bonds are collateralized by general mortgage bonds of the T&D Utility with principal amounts, interest rates and maturities that match the pollution control bonds. The proceeds were used to extinguish two series of 6.375% collateralized pollution control bonds with an aggregate principal amount of $45 million and one series of 5.6% collateralized pollution control bonds with an aggregate principal amount of $84 million issued on behalf of the Company. The T&D Utility's 6.375% and 5.6% first mortgage bonds which collateralized the Company's payment obligations under the refunded pollution control bonds were retired in connection with the extinguishment of the refunded pollution control bonds. The T&D Utility's 6.375% and 5.6% notes payable to the Company were also cancelled upon the extinguishment of the refunded pollution control bonds.

        None of the Company's debt is classified as short-term debt.

    6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

                                       3
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        On January 21, 2004, CenterPoint Energy Resources Corp. ("GasCo")
        replaced its $100 million receivables facility with a $250 million receivables facility. The $250 million receivables facility terminates on January 19, 2005. As of March 31, 2004, GasCo had fully utilized its receivables facility.

        The Utility Subsidiaries did not have any short-term debt outstanding as of the end of the quarter.

    7. The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Company Act, as amended.

        None.

    8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

        None.

    9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

        The name, parent company and amount of equity in any intermediate subsidiaries has been previously disclosed. There were no securities issued by such subsidiaries during the quarter.

    10. The information required by a Certificate of Notification on Form U-6B-2.

        Not applicable.

    11. The amount and terms of any other securities issued under the authority sought herein during the quarter.

        None.

                                       4
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    12. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

        See Exhibit B hereto. See also the Quarterly Report on Form 10-Q filed by the Company on May 10, 2004 (File No. 1-31447), the Quarterly Report on Form 10-Q filed by CenterPoint Energy Resources Corp. on May 10, 2004 (File No. 1-13265), and the Quarterly Report on Form 10-Q filed by CenterPoint Energy Houston Electric, LLC on May 10, 2004 (File No. 1-3187), all of which are incorporated herein by reference.

    13. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.

        See Exhibit C hereto.

    14. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

        See Exhibit D hereto.

    15. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

        See Exhibit E hereto.

    16. As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and
        (i) the amounts and types of securities to be issued by the subsidiary.

        See Exhibit F hereto. The Company and its subsidiaries may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from

                                       5
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        time to time through the Authorization Period. Financing Subsidiaries may be corporations, trusts, partnerships or other entities created specifically for the purposes described in the Order. The amount of securities issued by the Financing Subsidiaries to third parties will count toward the respective financing limits of its immediate parent. Applicants anticipate that the Financing Subsidiaries will be wholly-owned indirect subsidiaries of CenterPoint and fully consolidated for purposes of financial reporting. Such financing subsidiaries shall be organized only if, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

    17. A confidential exhibit updating CenterPoint's financial projections and assumptions through 2006.

        See Exhibit G hereto.

    18. With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

        None.

    19. A report of service transactions among the Company (or any other system service provider) and the Utility Subsidiaries containing the following information (a) a narrative description of the services rendered; (b) disclosure of the dollar amount of services rendered in (a) above according to category or department; (c) identification of companies rendering services described in (a) above and recipient companies, including disclosure of the allocation of services costs; and (d) disclosure of the number of the CenterPoint system employees engaged in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

        See Exhibit H hereto.

                                       6
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    All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                                     CENTERPOINT ENERGY, INC.

                                     By:   /s/   Rufus S. Scott
                                          ------------------------------
                                          Rufus S. Scott
                                          Vice President, Deputy General
                                          Counsel and Assistant Corporate
                                          Secretary

Dated:  May 20, 2004


                                       7
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Exhibits
--------



Exhibit        Description

Exhibit A      CenterPoint Energy, Inc. and CenterPoint Energy Resources Corp.
               Guranties Issued or Amended During First Quarter 2004 (filed in connection herewith with a request for confidential treatment)

Exhibit B      Consolidated Balance Sheets for CenterPoint Energy, Inc. and
               Subsidiaries, CenterPoint Energy Houston Electric, LLC and
               Subsidiaries, and CenterPoint Energy Resources Corp. and
               Subsidiaries (as of March 31, 2004)

Exhibit C      Capital Structure Chart of CenterPoint Energy, Inc., CenterPoint
               Energy Houston Electric, LLC, and CenterPoint Energy Resources
               Corp. as of March 31, 2004

Exhibit D      Retained Earnings Analysis of CenterPoint Energy, Inc.,
               CenterPoint Energy Resources Corp. and CenterPoint Energy Houston
               Electric, LLC.

Exhibit E      Money Pool Participants and Outstanding Borrowings as of March
               31, 2004

Exhibit F      CenterPoint Energy, Inc. Investments in Financing Subsidiaries as
               of March 31, 2004

Exhibit G      CenterPoint Consolidated Financials (forecasts through 2006)
               (previously filed with a request for confidential treatment in the Rule 24 Certificate filed by the Company on March 31, 2004
               (File No. 70-10128), which is incorporated herein by reference)

Exhibit H      Information on Service Transactions between CenterPoint Energy
               Service Company, LLC and Utility Subsidiaries (Corporate
               Services, Support Services and Information Technology Services)